EXHIBIT 11.1

COMPUTATION OF EARNINGS PER SHARE
(unaudited)
	Three Months Ended January 31,
	2009	2010
Numerator:
Net loss	$(1,003,745)	$(376,520)

Denominator:
Denominator for basic earnings per share- weighted average shares	14,739,200	15,611,897
Effect of dilutive securities:
Employee stock options	–	–
Restricted stock	–	–
Warrants	–	–
Denominator for diluted earnings per share adjusted weighted average shares and assumed conversions	14,739,200	15,611,897

Basic and diluted (loss) per share	$(0.07)	$(0.02)